Exhibit 12
Statement of Ratios
Preferred Apartment Communities, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Year ended December 31,
	2014	2013 (A)	2012 (A)	2011	2010
Earnings:
Net income (loss)	$2,127,203	$(4,205,492)	$(146,630)	$(8,495,424)	$(766,199)
Add:
Fixed charges	10,188,187	5,780,526	2,504,679	1,514,581	15,064
Less: Net (income) loss attributable to non-controlling interest	(33,714)	222,404	—	—	—
Total earnings	12,281,676	1,797,438	2,358,049	(6,980,843)	(751,135)

Fixed charges:
Interest expense	$9,183,128	$4,921,797	$2,310,667	$1,450,101	$15,064

Amortization of deferred loan costs
related to mortgage indebtedness	1,005,059	858,729	194,012	64,480	—
Total fixed charges	10,188,187	5,780,526	2,504,679	1,514,581	15,064

Preferred dividends	7,382,320	3,963,146	450,806	—	—
Total Combined fixed charges and
preferred dividends	$17,570,507	$9,743,672	$2,955,485	$1,514,581	$15,064

Ratio of Earnings to Combined fixed
charges and preferred dividends (A)	0.70	0.18	0.80	(B)	(B)

(A) As of December 31, 2013, pursuant to the approval of the investment committee of the Manager, the Company entered into an exclusive marketing agreement with an outside firm to market for sale the combined phases of its Trail Creek multifamily community (Trail I and Trail II). The operating results of the community were classified as held for sale at December 31, 2013. As of June 30, 2014, again pursuant to approval of the investment committee of the Manager, the Company removed the Trail Creek community from held for sale classification. As such, the computation of our ratios of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2013 and 2012 as filed in Exhibit 12 of the 2013 Form 10-K have been revised in the calculation above to reflect the change in classification of Trail Creek.

(B) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $5.3 million, $7.9 million, $597,000, $8.5 million and $766,000 for the twelve months ended December 31, 2014, 2013, 2012, 2011, and 2010 respectively. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to combined fixed charges and preferred stock dividends is not a meaningful measure for any period prior to 2011.